Exhibit 107

Calculation of Filing Fee Tables

Schedule TO

Almacenes Éxito S.A.
(Name of Subject Company (issuer))

Cama Commercial Group, Corp.
Clarendon Worldwide S.A.
Fundación El Salvador del Mundo
Avelan Enterprise Ltd.
Francisco Javier Calleja Malaina
(Offeror)

Table 1 — Transaction Valuation

	Transaction Valuation*	Fee rate	Amount of Filing Fee**
$179,311,632.74	$759,625,495.50	0.00014760	$112,120.72
Fees Previously Paid	$0		$0
Total Transaction Valuation	$759,625,495.50
Total Fees Due for Filing			$112,120.72
Total Fees Previously Paid			$0
Total Fee Offsets			$0
Net Fee Due			$112,120.72

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*        Estimated solely for purposes of calculating the filing fee. The Transaction Valuation was calculated assuming the purchase of 839,087,038 shares of common stock, no par value (the “Shares”) of Almacenes Éxito S.A. (including Shares represented by American Depositary Shares, each representing eight (8) Shares (the “ADSs”)), the maximum number of Shares subject to the offer, at a purchase price of US$0.9053 per Share (including Shares represented by ADSs).

**      The amount of the filing fee has been calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2023, by multiplying the Transaction Valuation by 0.00014760.